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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

TAKE-TWO INTERACTIVE SOFTWARE, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

874054 10 9
(CUSIP Number)

Robert Zack, Esq.
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200

D. E. Shaw Valence Portfolios, L.L.C.
Attn: Compliance Department
Tower 45, 39th Floor
120 West 45th Street
New York, NY 10036
(212) 478-0000

Peter Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

Andrew S. Paul, Esq.
Tudor Investment Corporation
1275 King Street
Greenwich, CT 06831
(203) 863-6700
_________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☒ (See explanatory note to this Schedule 13D)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

OppenheimerFunds, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	17,723,165 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	17,874,125

11	Aggregate Amount Beneficially Owned by Each Reporting Person			17,874,125*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			24.5% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IA

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

D. E. Shaw Valence Portfolios, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		WC

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

D. E. Shaw & Co., L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IA, PN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	None

		8.	Shared Voting Power	6,573,466 (See Item 5(b))

		9.	Sole Dispositive Power	None

		10.	Shared Dispositive Power	6,573,466

11	Aggregate Amount Beneficially Owned by Each Reporting Person			6,573,466*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			9.0% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.A.C. Capital Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

S.A.C. Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			3.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Sigma Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	1,000,000

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	1,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			1,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			1.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CR Intrinsic Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	2,000,000

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			2.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Steven A. Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		AF

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power

		8.	Shared Voting Power	5,701,610

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power	5,701,610

11	Aggregate Amount Beneficially Owned by Each Reporting Person			5,701,610*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)			7.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tudor Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,183,233 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,183,233

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,183,233*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Paul Tudor Jones, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,475,946 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

James J. Pallotta

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	3,475,946 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	3,475,946

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,475,946*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			4.8% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			IN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Tudor Proprietary Trading, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	292,713 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	292,713

11	Aggregate Amount Beneficially Owned by Each Reporting Person			292,713*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.4% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			OO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Tudor BVI Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	543,659 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	543,659

11	Aggregate Amount Beneficially Owned by Each Reporting Person			543,659*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			0.7% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Raptor Global Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	2,617,307 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	2,617,307

11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,617,307*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			3.6% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			CO

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

CUSIP NO. 874054 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Altar Rock Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use only

4.	Source of funds (See Instructions)		OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0

		8.	Shared Voting Power	22,267 (See Item 5(b))

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	22,267

11	Aggregate Amount Beneficially Owned by Each Reporting Person			22,267*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒

13.	Percent of Class Represented by Amount in Row (11)			Less than 0.1% based on 72,926,850 shares outstanding as of March 5, 2007

14.	Type of Reporting Person (See Instructions)			PN

* The Group is deemed to beneficially own an aggregate of 33,625,147 shares of common stock, or 46.1% of the class, based on 72,926,850 shares outstanding as of March 5, 2007. See Item 5.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons on March 7, 2007 (the “Initial Statement”) and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 16, 2007 (“Amendment No. 1”). This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to report the developments described in Item 4 and the changes in the other items as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement or Amendment No. 1. The Schedule 13D is amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The information under the heading “OFI” is amended and restated as follows:

OFI

OFI owns no Shares directly. All shares beneficially owned by OFI were acquired by its advisory clients, including investment companies and separately managed account clients, using, in the aggregate, approximately $350,571,245 (excluding commissions) of their own working capital or other resources.

Item 4.	Purpose of Transaction

The following information is added to Item 4:

The members of the Group and ZelnickMedia entered into an amendment of the Agreement as of March 23, 2007 (the “Agreement Amendment”). The description of the Agreement Amendment in this Amendment No. 2 to Schedule 13D and any amendment thereto is qualified in its entirety by reference to the full text of the Agreement Amendment, a copy of which is filed with this Amendment No. 2 to Schedule 13D as Exhibit 99.2.1.

Pursuant to the Agreement Amendment:

•
the reference to the Annual Meeting in the Agreement is changed such that it refers to “that certain meeting of the stockholders of Take-Two currently contemplated to be held on March 29, 2007, and any adjournments or postponements thereof”;

•
each Group member agreed to execute and deliver, on behalf of itself and its affiliates, as promptly as practicable after the Annual Meeting, two written consents of stockholders, for the purpose of acting without a meeting, without prior notice and without a vote, in accordance with the certificate of incorporation and by-laws of the Issuer, on the terms and subject to the conditions described in Amendment No. 1, and substantially in the form attached to this Amendment No. 2 to Schedule 13D; and

•	in section 9 of the Agreement, describing the conditions for termination of the Agreement, the date “March 28, 2007” is deleted and replaced with the date “April 2, 2007”.

The members of the Group and ZelnickMedia entered into the Agreement Amendment because the Issuer announced on March 19, 2007 that it had postponed the Annual Meeting from March 23, 2007 to March 29, 2007. The Issuer had previously announced that it had received a Nasdaq Staff Determination letter indicating that the Issuer is not in compliance with the requirements for continued listing as set forth in Nasdaq Marketplace Rules 4350(e) and 4350(g), due to the Issuer’s failure to timely solicit proxies and hold its annual stockholders meeting. The Issuer had also previously announced that it had received a written notification that the Nasdaq Listing Qualifications Panel had granted the Issuer’s prior request for continued listing on The Nasdaq Stock Market, subject to the condition that, among other things, it hold a combined 2005 and 2006 annual meeting of stockholders on or before March 27, 2007.

The members of the Group reserve the right to take other action with respect to the Issuer’s postponement of the Annual Meeting, including but not limited to filing a complaint in the Court of Chancery of the State of Delaware seeking an order to compel the Issuer to hold an annual meeting of stockholders pursuant to Section 211 of the General Corporation Law of the State of Delaware. Section 211 allows for such orders upon the application of any stockholder or director if, among other things, a corporation fails to hold an annual meeting of stockholders for a period of 13 months after its last annual meeting. The Issuer’s last annual meeting of stockholders was held on June 16, 2005.

The current form of each written consent referred to above are filed with this Amendment No. 2 to Schedule 13D as Exhibit 99.11 and Exhibit 99.12. The actions sought to be undertaken by the written consents require the approval of the holders of more than 50% of the outstanding Shares on the effective date of each written consent. The Group has not obtained the written consent of any stockholder. NEITHER WRITTEN CONSENT IS A SOLICITATION AND NO OTHER STOCKHOLDER OF THE ISSUER OTHER THAN THE REPORTING PERSONS OR PERSONS PREVIOUSLY CONTACTED BY ZELNICKMEDIA IS PERMITTED TO JOIN THE WRITTEN CONSENTS.

The current form of the amended and restated by-laws of the Issuer, with respect to which the Group will vote at the Annual Meeting in favor of a resolution recommending to the Board the approval and adoption thereof, is filed with this Amendment No. 2 to Schedule 13D as Exhibit 99.3.

Item 5.	Interest in Securities of the Issuer

(a)	The table in Item 5(a) in Amendment No. 1 is amended to update the “Aggregate Number of Shares Owned” by OppenheimerFunds, Inc. as set forth below:

Name of Reporting Person	Aggregate Number of Shares Owned	Percentage of Class Beneficially Owned (1)(2)	Notes
OppenheimerFunds, Inc. (2)	17,874,125	24.5%	Includes ownership reported for Oppenheimer Quest Opportunity Value Fund on Schedule 13D filed on March 12, 2007.

(b)	The table in Item 5(b) in Amendment No. 1 is amended to update the number of shares for OppenheimerFunds, Inc. as set forth below:

Name of Reporting Person	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
OppenheimerFunds, Inc.	None	17,723,165	None	17,874,125

The two paragraphs immediately following the table in Item 5(b) in Amendment No. 1 are amended and restated as follows:

Pursuant to Rule 13d-4 of the Exchange Act, to the extent permitted by law, each of the Reporting Persons expressly declares that the filing of this Schedule 13D (and any amendment thereto) shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, (i) the beneficial owner of any Shares held by any other person, or (ii) the beneficial owner of any Shares held or beneficially owned by any member of the Group other than such Reporting Person.

The filing of this Schedule 13D (and any amendment thereto) by each of the Reporting Persons shall not, to the extent permitted by law, be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Exchange Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

The second paragraph under the heading “OFI” in Item 5(b) in Amendment No. 1 is amended and restated as follows:

OFI owns no Shares directly. Pursuant to investment management agreements, OFI shares the investment and, in certain case, voting power with respect to securities held by its advisory clients, including investment companies and separately managed account clients. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, OFI may be deemed to beneficially own 17,874,125 Shares (constituting approximately 24.5% of the Shares outstanding).

(c) The information in Item 5(c) in Amendment No. 1 under the heading “OFI” is amended and restated as follows:

OFI

Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients during the past sixty days not set forth on Exhibit 99.7 to the Initial Statement or Exhibit 99.7.1 to Amendment No. 1 is set forth on Exhibit 99.7.2 and is incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph under the heading “D. E. Shaw Reporting Persons” in Item 6 in Amendment No. 1 is amended and restated as follows:

D. E. Shaw Reporting Persons:

Valence has sold listed put and call option contracts, and purchased listed put option contracts, based upon the value of the Shares. In addition to the Shares that it beneficially owns without reference to these contracts, due to the options expiry on March 16, 2007, Valence now has long economic exposure to 187,900 Shares and short economic exposure to 171,500 Shares through such contracts. These contracts do not give the D. E. Shaw Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the D. E. Shaw Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Item 7.	Material to Be Filed as Exhibits

The following are filed as exhibits to this Amendment No. 2 to Schedule 13D:

Exhibit 99.2.1
Amendment dated as of March 23, 2007 to the Agreement dated as of March 4, 2007 by and among OppenheimerFunds, Inc., D. E. Shaw & Co., L.P., S.A.C. Capital Management, LLC, Tudor Investment Corporation and ZelnickMedia Corporation

Exhibit 99.3	Amended and Restated By-laws of the Issuer in the form proposed to be adopted by the Board of Directors of the Issuer (revised)

Exhibit 99.5	Information Concerning OFI (revised)

Exhibit 99.7.2	Supplemental Description of Transactions in the Shares that were Effected During the Past 60 Days - OFI

Exhibit 99.11	First Written Consent of Stockholders in the form proposed to be adopted after the Annual Meeting (revised)

Exhibit 99.12	Second Written Consent of Stockholders in the form proposed to be adopted after the Annual Meeting (revised)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Date: March 26, 2007	OPPENHEIMERFUNDS, INC.

	By:	/s/ CHRISTOPHER LEAVY
Name: Christopher Leavy Title: Senior Vice President

Date: March 26, 2007	D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By: D. E. Shaw & Co., L.P., as managing member

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: March 26, 2007	D. E. SHAW & CO., L.P.

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic Title: Managing Director

Date: March 26, 2007	DAVID E. SHAW

	By:	/s/ ERIC WEPSIC
Name: Eric Wepsic, Attorney-in-fact for David E. Shaw

Date: March 26, 2007	S.A.C. CAPITAL ADVISORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 26, 2007	S.A.C. CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 26, 2007	SIGMA CAPITAL MANAGEMENT, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 26, 2007	CR INTRINSIC INVESTORS, LLC

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum Title: Authorized Signatory

Date: March 26, 2007	STEVEN A. COHEN

	By:	/s/ PETER NUSSBAUM
Name: Peter Nussbaum, Authorized Signatory

Date: March 26, 2007	TUDOR INVESTMENT CORPORATION

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 26, 2007	/s/ PAUL TUDOR JONES, II
PAUL TUDOR JONES, II

Date: March 26, 2007	/s/ JAMES J. PALLOTTA
JAMES J. PALLOTTA

Date: March 26, 2007	TUDOR PROPRIETARY TRADING, L.L.C.

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 26, 2007	THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its trading advisor

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 26, 2007	THE RAPTOR GLOBAL PORTFOLIO LTD.

By: Tudor Investment Corporation, its investment adviser

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel

Date: March 26, 2007	THE ALTAR ROCK FUND L.P.

By: Tudor Investment Corporation, its general partner

	By:	/s/ ANDREW S. PAUL
Name: Andrew S. Paul Title: Managing Director and General Counsel